Exhibit 99.1

SESA STERLITE LIMITED

(Formerly known as Sesa Goa Limited)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.sesasterlite.com

CIN: L13209GA1965PLC000044

29 October 2014

Sesa Sterlite Limited

Consolidated Results for the second Quarter and Half Year ended 30 September 2014

Attributable PAT* up 15% to Rs. 1,658 crore

Mumbai, India: Sesa Sterlite Limited (“Sesa Sterlite” or the “Company”) today announced its unaudited consolidated results for the second quarter (Q2) ended 30 September 2014.

Financial Highlights

•	Q2 FY2015 Revenues up 8% at Rs 19,448 crore

•	EBITDA at Rs. 6,381 crore; continued strong EBITDA margin of 46%[1]

•	Attributable PAT excluding exceptional items up 15% at Rs. 1,658 crore

•	Strong balance sheet with Cash & Cash equivalents of over Rs. 47,000 crore

Operational Highlights

•	Improving production rate at Zinc-India, Copper-India, Oil & Gas

•	Zinc-India: Mined metal improving as per mine-plan; H2 output to be significantly higher

•	Oil & Gas: RJ production normalised after planned maintenance shutdown at MPT

•	Strong operating performance at Aluminium and commissioning of new pot-lines in progress

•	Continued focus on cost control and efficiency improvements across businesses

•	Rajasthan oil & gas development on track for Mangala EOR injection and gas ramp-up

Mr. Tom Albanese, Group CEO: “We have delivered a strong performance in the second quarter with an 8% growth in revenue and a 15% growth in profits. Strong EBITDA margins were maintained at 46%, while Attributable PAT (excluding exceptional items) was up 15%. Main performance drivers during the quarter were Copper, Aluminium and Zinc India businesses, while Oil & Gas production at Rajasthan has normalised after completion of the maintenance shutdown at the Mangala Processing Terminal. Combined with efficient cost management, we are focused on optimising our assets and generating strong cash flows. I am confident that Sesa Sterlite will continue to create value for all stakeholders.”

*	Excluding exceptional items on proforma basis post Sesa Sterlite merger
[1]	Excludes custom smelting at Zinc and Copper India operations

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa - 403001.
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

Consolidated Financial Performance

The Sesa Sterlite merger and the Vedanta Group consolidation was completed in August 2013, hence Q2 and H1 FY2015 performance is compared with the adjusted proforma numbers of respective period, which are more representative of the performance during the period.

(In Rs. crore, except as stated)

FY2014 (Adjusted Proforma)		Q2			Q1	H1
	Particulars	FY2015 (Actual)	FY2014 (Adjusted Proforma)	% Change	FY2015 (Actual)	FY2015 Actual	FY2014 (Adjusted Proforma)	% Change
72,591	Net Sales/Income from operations	19,448	18,026	8%	17,056	36,504	32,387	13%
25,665	EBITDA	6,381	6,955	(8%)	5,670	12,051	12,434	(3%)
47%	EBITDA margin[1]	46%	49%	—	47%	46%	47%	—
6,111	Finance cost	1,472	1,473	—	1,537	3,009	3,044	(1%)
2,210	Other Income	686	459	49%	1,210	1,897	1,059	79%
505	Forex gain	260	235	11%	141	401	453	(11%)
21,999	Profit before Depreciation and Taxes	5,801	6,030	(4%)	5,416	11,218	10,606	6%
5,584	Depreciation	1,534	1,398	10%	1,544	3,078	2,700	14%
2,840	Amortisation of goodwill	469	654	(28%)	520	990	1,238	(20%)
13,576	Profit before Exceptional items	3,798	3,979	(5%)	3,352	7,150	6,668	7%
229	Exceptional Items[2]	90	62	46%	1,627	1,718	62	—
1,000	Taxes	560	501	12%	362	922	811	14%
12,347	Profit After Taxes	3,148	3,416	(8%)	1,363	4,510	5,795	(22%)
7,342	Minority Interest	1,528	2,014	(24%)	988	2,516	3,793	(34%)
5,207	Attributable PAT before exceptional item	1,658	1436	15%	1,341	2,999	2,036	47%
16.88	Basic Earnings per Share (Rs./share)	5.46	4.73	15%	1.27	6.73	6.75	—
17.58	Basic Earnings per Share without exceptional items (Rs./share)	5.59	4.94	13%	4.52	10.12	6.87	51%
60.5	Exchange rate (Rs./$) – Average	60.6	62.1	(2%)	59.8	60.2	59.1	2%
60.1	Exchange rate (Rs./$) – Closing	61.6	62.8	(2%)	60.1	61.6	62.8	2%

1.	Excludes custom smelting at Zinc and Copper India operations
2.	Exceptional items for the quarter is reflected net of tax

Revenue

Revenue in Q2 was at Rs 19,448 crore, up 8% in the quarter as compared to Q2 FY2014. The increase was mainly driven by improved volume at Copper India (Rs. 1,153 crore) post planned maintenance shutdown for 23 days in Q1 FY2015. Higher LME prices and premia in Aluminium and Zinc India business also helped to improve revenue (Rs. 732 crore). Iron Ore was marginally stronger (Rs. 135 crore) due to higher pig iron output & sale. Cairn India revenue however reduced (Rs. 668 crore) due to lower volume resulting from a planned maintenance shutdown as well as lower brent. Australian copper mines continued to remain under Care and Maintenance resulting in lower revenue. The revenue percentage increase is higher in H1 as compared to corresponding prior period primarily because Sterlite Copper was under temporary closure in Q1 FY 2014.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 2 of 17
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

EBITDA and EBITDA Margin

Q2 EBITDA at Rs. 6,381 crore is down 8% compared with Q2 FY2014 with margin (excluding custom smelting) continuing to remain strong at 46%. Margins were lower primarily due to Oil & Gas given the weaker crude oil prices. Better price in Zinc and Aluminium were offset by higher costs due to lower volumes (per mine plan) in Zinc-India and higher coal/input costs in aluminium.

The revenue growth of 8% does not translate into EBITDA growth of same proportion, given due to the lower volumes in higher margin businesses like zinc-India, Oil & Gas marginally offset by higher volumes/revenue in custom refining business. Also, the increase in royalty rates from 1 September 2014 impacted cost at Zinc India.

Depreciation and Amortisation

Depreciation and amortisation is marginally lower than Q2 FY2014. Depreciation has increased in Q2 by Rs. 136 crore compared with Rs. 1,534 crore in Q2 FY2014, most of the increase is due to higher depreciation charge in Cairn India on account of change in depreciation method from Straight Line Method (SLM) to Unit of Production (UOP) on tangible assets in line with Indian Company’s Act requirement. There was lower amortisation of goodwill by Rs. 185 crore due to lesser production in Zinc International & Cairn India and no production from Australian mines.

The Companies Act 2013 in Schedule II specifies the useful life of assets. It mentions depreciation rates for plant and machinery used in manufacture of non ferrous metals and power plants. The rates for plant and machinery are lower at 2.38% as compared to the existing rate used of 5.28%. The company would review with a technical evaluation and assess the revised useful lives of assets and charge depreciation accordingly w.e.f. 1 April 2014.

Other Income

In Q2, other income at Rs. 686 crore increased by Rs. 227 crore compared to Q2 FY2014. Sequentially it is lower, mainly due to the timing of maturity of investments in Fixed Maturity Plans (FMPs) at Zinc India and Cairn India in Q1 FY2015.

Non-Operational Forex Loss/Gain

Rupee depreciated marginally and closed at Rs.61.61 during the current quarter. There is marginal difference in Forex gain as compared to Q2 FY2014. However, this has resulted in higher forex gain in Cairn India as compared to Q1 FY2015 on dollar denominated investments and advances/debtors.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 3 of 17
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

Exceptional Items

In Q2, there were exceptional items of Rs. 90 crores, of which Rs. 45 crore relates to expenditure written off pursuant to the Supreme Court judgement in September 2014 cancelling 214 coal block allocations made since 1993 which included all our three coal blocks. The balance amount of Rs. 45 crore is expenditure towards Voluntary retirement Scheme (VRS) at Balco.

Tax

Tax charge in the current quarter is Rs. 560 crore (tax rate 14.7% excluding exceptional items) compared with Rs. 501 crore (tax rate 12.6%) in Q2 FY2014. The increase in the effective tax rate is due to higher deferred tax liability on exploration/development spending at Cairn India.

Profit after Tax

Attributable PAT before exceptional items for Q2 FY2015 was 15% higher at Rs. 1,658 crore as compared to Rs. 1,436 crore in Q2 FY2014. The minority interest in Q2 is lower at 49% compared to 59% in Q2 FY2014, in line with our expectation due to improved performance of Aluminium and Copper at Sesa Sterlite Standalone.

Borrowings and Investments

Gross debt at Sesa Sterlite reduced by ~Rs.500 crore at Rs. 79,526 crore as at 30 September 2014 which was at Rs. 80,028 crore as at 30 June 2014. This comprises long term loans of Rs. 65,440 crore and short term working capital loans of Rs. 14,086 crore. Out of total loan of Rs. 79,526 crore, Rs. 40,186 crore loan is in Sesa Sterlite standalone and balance Rs. 39,341 crore in the other subsidiaries. The loan in INR currency is Rs. 33,325 crore and balance Rs. 46,202 crore is in US dollar.

FCCB of US$717 million is maturing on 31 October 2014. The repayment of the same has been tied up through a combination of internal cash and borrowings.

The intercompany facility of US$1.25 billion from Cairn India Limited to a wholly owned overseas subsidiary of the company has been utilised to pay US$ 800 million principal and balance amount for accrued interest of the intercompany debt extended from Vedanta Resources Plc.

Out of the company’s cash, cash equivalents and liquid investments of Rs. 47,107 crore, Rs. 32,727 crore was invested in debt mutual funds, Rs. 7,538 crore in bonds, and Rs. 6,842 crore in bank deposits. Net debt remained constant at Rs. 32,419 crore.

The company continues to follow a conservative investment policy and invests in high quality debt instruments with the mutual funds, bonds and fixed deposits with banks. The Company has its long-term rating at AA+/Stable from CRISIL.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 4 of 17
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

Dividend

The Board has recommended an interim dividend of Rs. 1.75 per share. The interim dividend outgo will be Rs.519 crore. The record date for dividend payment is 5th November, 2014.

Oil and Gas Business

	Q2			Q1	H1
Particulars	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
OIL AND GAS (boepd)
Average Daily Total Gross Operated Production (boepd) – including internal gas consumption	204,128	221,190	(8%)	226,597	215,301	220,884	(3%)
Average Daily Gross Operated Production (boepd)	194,508	213,299	(9%)	217,869	206,125	212,873	(3%)
Rajasthan	163,262	175,478	(7%)	183,164	173,158	174,503	(1%)
Ravva	20,596	29,151	(29%)	23,940	22,259	28,704	(22%)
Cambay	10,651	8,671	23%	10,765	10,708	9,666	11%
Average Daily Working Interest Production (boepd)	123,178	132,862	(7%)	137,907	130,502	132,477	(1%)
Rajasthan	114,283	122,835	(7%)	128,215	121,211	122,152	(1%)
Ravva	4,634	6,559	(29%)	5,386	5,008	6,458	(22%)
Cambay	4,260	3,468	23%	4,306	4,283	3,866	11%
Total Oil and Gas Production (million boe)
Oil & Gas- Gross	17.89	19.62	(9%)	19.83	37.72	38.96	(3%)
Oil & Gas-Working Interest	11.33	12.22	(7%)	12.55	23.88	24.24	(1%)
Financials (In Rs. crore, except as stated)
Revenue	3,982	4,650	(14%)	4,483	8,465	8,713	(3%)
EBITDA	2,701	3,619	(25%)	3,120	5,821	6,668	(13%)
Average Price Realisation - Oil & Gas ($/boe)	91.3	95.2	(4%)	97.0	94.3	94.3	—
Brent Price ($/bbl)	102	110	(8%)	110	106	106	—

*	Includes internal gas consumption

In Q2 FY2015, average gross operated production and working interest production were 9% and 7% lower year on year (yoy) at 194,508 boepd and 123,178 boepd, respectively. At Rajasthan, we successfully completed the planned shutdown announced in Q1, for routine operational and statutory maintenance activity at the Mangala Processing Terminal, which resulted in lower production of 163,262 boepd, with Development Area (DA)-1 and DA-2 producing gross averages of 134,539 boepd and 28,723 boepd respectively. Excluding the shutdown period, Q2 production was comparable to Q1 and production levels are back to normal now. We also utilized this opportunity to tie-in new facility enhancements related to development projects.

At Ravva, gas sales have been suspended since 4 July 2014 on account of one of the customers undertaking a major unplanned maintenance activity within their Andhra Pradesh pipeline network. Hence, production at Ravva was lower at 20,596 boepd during the quarter despite a positive oil contribution from the 4D infill well campaign. The gas sales have recommenced on 15 October 2014.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 5 of 17
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

At Cambay, production increased by 23% yoy at 10,651 boepd during Q2 on account of successful well intervention measures undertaken in the previous quarter.

Average gross production for H1 FY2015 was 206,125 barrels of oil equivalent per day (boepd), 3% primarily due to the reasons stated above.

EBITDA in Q2 at Rs 2,701 crore was lower than Q2 FY2014 due to lower volumes, lower oil prices with a higher profit petroleum tranche at the Rajasthan block in addition to one off maintenance expenses due to shutdown and higher exploration expenses. The operating expense in Rajasthan continues to be at single digit at US$ 6.3/bbl for Q2 FY2015. Sequential EBITDA is driven by the volumes and softer brent in the current quarter.

Development and Exploration Projects

Rajasthan Exploration: 3 discoveries were made in Q2, taking the total to 11 new discoveries since resumption of exploration in March 2013 and a total of 36 discoveries so far. Cairn India has established 1.4 bn boe (barrel of oil equivalent) of hydrocarbons in-place to date, tested and announced, an additional 0.6 bn boe discovered but yet to be tested, much ahead of the 3 year drill-out target of 3 bn boe. Through the remainder of the financial year exploration and appraisal activity continues to be focused upon appraisal of the Raag Deep Gas Field and key oil discoveries at Raageshwari and Guda, DP, NL and V&V, flow testing the backlog of exploration discoveries made to date and drilling high impact exploration prospects aimed at adding significant resources. In addition focus will be on horizontal well drilling to accelerate early production.

EOR Project: The project for first injection of polymer at Mangala continues to be on schedule. The Mangala ASP pilot has been successful and expected to be concluded by Q4. Further the FDP for full field EOR at Bhagyam is being reviewed by our JV partner.

MPT De-bottlenecking: Two phase plan is in place for MPT “de-bottlenecking” and proceeding per plan. Phase I of handling 800,000 barrels liquid per day was commissioned ahead of schedule in Q2 FY2015. We plan to increase the capacity to 1 million barrels per day in the next phase.

Salaya Bhogat Pipeline: Commissioning of gas pipeline is in final stages of completion with the terminal readiness expected in Q3 FY2015. Adding sea routes for crude evacuation will give access to significant additional refining capacity in India

Barmer Hill (BH) and Satellite fields: Cairn India is on track with Barmer Hill project with 4 wells drilled, fracced and put under long term production testing. We also drilled 2 Horizontal wells and undertook a total of 20 fracc jobs during the period. The results so far have been in line with expectations and encouraging for tight oil development in the block.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 6 of 17
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

During this quarter, two additional satellite fields i.e. NI and Guda have been brought online as planned. NI initial well performance has indicated further upside potential and additional wells are planned for the current financial year to capture this potential. In the upcoming quarter, additional wells from NI / Guda as well as new fields NE, Tukaram are expected to be brought into production.

Raageshwari Deep Gas : It is planned to double gas production from the current ~12 mmscfd, by the end of this fiscal year. FDP for further ramp up to 100 mmscfd has been approved by the Operating Committee (OC) and submitted to the Management Committee (MC). The tendering process has commenced for building a new terminal, 30” gas pipeline and for availing rig and frac services.

Zinc India

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
Mined metal content	213	222	(4%)	163	376	459	(18%)
Refined Zinc – Total	181	196	(8%)	141	321	370	(13%)
Refined Zinc – Integrated	174	195	(11%)	139	312	368	(15%)
Refined Zinc – Custom	7	1	—	2	9	2	—
Refined Lead – Total [1]	30	30	—	31	61	61	—
Refined Lead – Integrated	26	29	(12%)	22	47	56	(16%)
Refined Lead – Custom	5	1	—	9	14	5	—
Saleable Silver – Total (in tonnes) [2]	80	90	(11%)	82	162	186	(13%)
Saleable Silver – Integrated (in tonnes)	67	83	(19%)	56	123	160	(23%)
Saleable Silver – Custom (in tonnes)	13	6	—	27	39	26	—

Financials (In Rs. crore, except as stated)
Revenue	3,682	3,460	6%	2,904	6,586	6,334	4%
EBITDA	1,933	1,844	5%	1,296	3,229	3,284	(2%)
Zinc CoP without Royalty (Rs./MT)	55,200	50,500	9%	60,100	57,300	48,600	18%
Zinc CoP without Royalty ($/MT)	910	816	12%	1,005	952	822	16%
Zinc CoP with Royalty ($/MT)	1,116	975	15%	1,178	1,144	981	17%
Zinc LME Price ($/MT)	2,311	1,859	24%	2,074	2,196	1,850	19%
Lead LME Price ($/MT)	2,181	2,102	4%	2,096	2,140	2,076	3%
Silver LBMA Price ($/oz)	19.8	21.4	(7%)	19.6	19.7	22.2	(11%)

1.	Excludes captive consumption of 1,762 tonnes in Q2 FY2015 and 3,451 tonnes in H1 FY2015 vs 1,700 tonnes in Q2 FY2014 and 3,344 tonnes in H1 FY2014.
2.	Excludes captive consumption of 9.1 tonnes in Q2 FY2015 and 17.8 tonnes in H1 FY2015 vs.9.0 tonnes in Q2 FY2014 and 17.8 tonnes in H1 FY2014.

Mined metal production in Q2 FY2015 was up 30% sequentially at 212,575 tonnes, as compared with 163,131 tonnes in the previous quarter and down 4% from 221,646 tonnes a year ago. For six month period, mined metal production was 375,706 tonnes as compared to 459,471 tonnes in H1 FY2014. This is in line with our mine plan at Rampura Agucha of lower mined metal production in the first half of the year as we excavated more waste than ore and exposed the ore body by September; this will contribute higher volumes in the second half of the year.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 7 of 17
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

Integrated production of refined zinc, lead and silver were up sequentially by 25%, 18% and 21% respectively but were down on year on year basis due to planned lower MIC production in H1 and smelter shutdowns.

The zinc metal cost of production before royalty during the quarter was Rs. 55,200 per tonne ($910), which is higher by 9% (12% in USD terms) from a year ago, though it improved significantly from Q1. The increase is attributed to lower production volumes, smelter shutdown costs, increased one time and ongoing employee expense on account of long-term wage agreement, higher coal/power costs and higher mine development expenses, partly offset by higher credits and rupee appreciation.

The royalty rates have been increased wef 1 September 2014 for Zinc from 8.4% to 10% and for Lead from 12.7% to 14.5%.

The long term wage agreement will result in an increase of $16 per MT on zinc cost of production on a recurring basis, which is already factored in the above mentioned COP.

EBITDA was up 5% to Rs. 1,933 crore in Q2 FY2015 compared to Q2 FY2014, primarily due to higher LME prices despite lower volumes and the recent increase in royalty rates.

Expansion Projects

All expansion projects are advancing well although the progress of Rampura Agucha underground was slower than expectation in H1. Underground mine development rates at Rampura Agucha are expected to improve during H2 due to enhancement in productivity and resources. To mitigate the risk of delay in expansion projects, mine design and planning for further deepening of the pit at Rampura Agucha is under progress, which will extend the life of the open pit. The preparatory work for pit deepening is likely to be initiated in the last quarter.

Shaft sinking at Sindesar Khurd is ahead of schedule and has reached a depth of 950m while Rampura Agucha main shaft has reached a depth of 430m. Paste fill plants at these locations were completed and capitalised during the quarter.

During the quarter, environmental clearance was received for enhancement of production capacity of Kayad mine from 0.35 MTPA to 1.0 MTPA.

Outlook

We reiterate our guidance of marginal growth in mined metal and silver production in FY2015. Integrated zinc-lead metal production is expected to witness a strong growth in H2 over H1, in line with mined metal production growth.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 8 of 17
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

Zinc International

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
Zinc International	79	106	(26%)	84	163	196	(17%)
Refined Zinc – Skorpion	27	35	(22%)	33	60	69	(13%)
Mined metal content- BMM and Lisheen	52	71	(27%)	51	103	127	(19%)
Financials (In Rs. crore, except as stated)
Revenue	986	1,147	(14%)	866	1,852	2,085	(11%)
EBITDA	329	393	(16%)	232	562	691	(19%)
CoP – ($/MT)	1,376	1,059	30%	1,272	1,331	1,122	19%
Zinc LME Price ($/MT)	2,311	1,859	24%	2,074	2,196	1,850	19%
Lead LME Price ($/MT)	2,181	2,102	4%	2,096	2,140	2,076	3%

Refined zinc metal production at Skorpion was lower than the corresponding prior quarter due to unplanned maintenance activities at the mill. Zinc-lead mined metal production was lower mainly at Lisheen due to lower grades as per mine plan sequencing.

CoP increased to USD 1,376 per tonne as compared to USD 1,059 per tonne due to reduced volumes.

EBITDA at Rs. 329 crore was 16% lower than the corresponding quarter due to lower volumes and shifting of sale of a metal parcel at Skorpion to Q3, affecting the EBITDA by Rs. 68 crore which is to be viewed as timing issue. Higher zinc prices though helped partially offset the adverse impact.

Projects

The project at Gamsberg is under final stages of review after completion of detailed feasibility study and the work on feasibility study for the Skorpion refinery is underway.

Outlook

We expect the FY2015 production at approximately 345 ktpa.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 9 of 17
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

Iron Ore

	Q2			Q1	H1
Particulars (in million dry metric tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
IRON ORE
Sales	0.6	—	—	0.5	1.1	—	—
Goa	—	—	—	—	—	—	—
Karnataka	0.6	—	—	0.5	1.1	—	—
Production of Saleable Ore	0.3	—	—	—	0.3	—	—
Goa	—	—	—	—	—	—	—
Karnataka	0.3	—	—	—	0.3	—	—
Production (‘000 tonnes)
Pig Iron	154	129	19%	146	300	238	26%
Financials (In Rs. crore, except as stated)
Revenue	604	459	32%	477	1,081	822	31%
EBITDA	96	(78)	—	47	144	(125)	—

At Goa, the State Cabinet has approved a new policy for grant of mining leases in October. The policy states that the leases will be categorized and renewed and will not be auctioned. Earlier, the High Court of Bombay at Goa had directed the State Government to renew mining leases for the mines that have paid the stamp duty, and we are working with the state government to resume mining in Q4 FY2015.

At Karnataka, we had resumed production in December 2013 and since then we have produced 1.8 mt and sold 1.08 mt through e-auctions till 30 September 2014, of which 0.3mt production and 0.6mt sales were in Q2 FY2015. The mine is not producing or selling ore since August 2014 and is awaiting forest clearance and mining lease renewal, which is expected to be received in Q3. Overall, we expect to produce at our provisional annual capacity of 2.29 million tonnes during the year.

Production of pig iron was 19% higher as compared to corresponding prior quarter as production ramped up. EBITDA at Rs. 96 crore was primarily on account of strong volume growth and better realisation of the pig iron business. The cost of production of pig iron also reduced as compared to Q2 FY2014.

At Liberia, a part of our team has been temporarily moved out of the country and we continue to monitor the Ebola epidemic. The local Government is focused on containing the situation and our Liberian team is working with the Government on infrastructure solutions for an early phase mining operation.

EBITDA was positive at Rs. 96 crore due to inventory sale as well as higher contribution from the pig iron business.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 10 of 17
CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

Copper India/Australia

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
Copper - Mined metal content	—	6	—	—	—	12	—
Copper - Cathodes	100	82	22%	66	166	98	70%
Tuticorin Power Plant Sales (MU)	183	158	16%	136	319	295	8%
Financials (In Rs. crore, except as stated)
Revenue	6,286	4,812	31%	4,855	11,141	7,277	53%
EBITDA	466	421	11%	90	556	428	30%
Net CoP – cathode (US¢/lb)	3.1	8.4	(64%)	8.9	4.8	13.5	(64%)
Tc/Rc (US¢/lb)	20.8	14.7	42%	18.8	20.0	14.6	38%
Copper LME Price ($/MT)	6,994	7,073	(1%)	6,787	6,894	7,110	(3%)

Copper cathode production was 22% higher than Q2 FY2014 with the Tuticorin smelter delivering record production since its planned shutdown in Q1. In Q2, the business delivered strong operational efficiency.

The 160MW power plant at Tuticorin continued to operate efficiently at a Plant Load Factor (PLF) of 94% in Q2 and 82% in H1.

As previously announced, our Australian mine was put on care and maintenance in July 2014. We continue to progress satisfactorily on reviewing the technical and economic feasibility of a program for additional exploration to enable re-opening after FY 2016. Drilling at D-Panel and other areas is currently underway.

EBITDA is higher than Q2 FY2014 by Rs. 45 crore due to improved volumes, better Tc/Rcs and healthier by product credits. Sequentially the impact of lower volumes and onetime expenses due to the 23 day planned maintenance at Tuticorin plant in Q1 shows up in comparison to the current quarter. During Q2, Tc/Rc, acid prices and premiums were strong.

Outlook

The Tuticorin smelter is expected to produce at over 90% capacity utilization going forward.

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CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

Aluminium

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
Alumina – Lanjigarh	226	116	96%	233	460	116	—
Total Aluminum Production	222	200	11%	203	424	395	7%
Jharsuguda-I	138	137	1%	132	270	271	—
245kt Korba-I	65	63	3%	60	125	124	1%
325kt Korba- II1	19	—	—	11	29	—	—

Financials (In Rs. crore, except as stated)
Revenue	3,459	2,799	24%	2,917	6,376	5,162	24%
EBITDA – BALCO	57	93	(39)%	89	146	117	25%
EBITDA – Vedanta Aluminium Division	524	375	40%	441	967	635	52%
Alumina CoP – Lanjigarh ($/MT)	366	329	11%	365	366	329	11%
Alumina CoP – Lanjigarh (Rs./MT)	22,200	20,500	8%	21,800	22000	20,500	8%
Aluminium CoP -(Rs./MT)	1,12,300	1,02,900	9%	1,02,000	1,06,900	1,00,600	6%
Aluminium CoP -($/MT)	1,853	1,651	12%	1,699	1,776	1,702	4%
Aluminium CoP- Jharsuguda (Rs/MT)	1,05,500	99,700	6%	97,800	1,01,600	96,800	5%
Aluminium CoP - Jharsuguda($/MT)	1,740	1,602	9%	1,636	1,688	1,637	3%
Aluminum CoP - BALCO (Rs/MT)	1,26,500	1,09,800	15%	1,09,600	1,18,200	1,09,000	8%
Aluminium CoP - BALCO ($/MT)	2,089	1,755	19%	1,834	1,964	1,844	6%
Aluminum LME Price ($/MT)	1,987	1,781	12%	1,798	1,896	1,807	5%

1.	Trial run production of 13 kt in Q2 FY2015 and 11kt in Q1 FY2015 from Korba II 325 kt smelter

The Lanjigarh alumina refinery continues to operate at above 90% of its rated capacity and produced 226,000 tonnes in Q2. The numbers for the corresponding prior period are not comparable as the plant restarted in July last year and ramped up thereafter. CoP at Lanjigarh is impacted by the mix of bauxite, with increased reliance on imported bauxite reflecting in higher CoP compared to H1 FY2014.

In Q2, production at the 500kt Jharsuguda-I & 245kt Korba-I smelters remained stable and above rated capacities despite incidences of grid failures. The continued challenges of coal availability in the country due to lower volumes of e-auction coal, rail logistics constraints and increased reliance on imports continue to adversely impact costs. Due to low coal availability, we also resorted to some temporary power purchases at Korba-I during the quarter. Availability of domestic coal is expected to be higher in the next two quarters, as compared to Q2. However, the environment for coal availability is expected to continue to be challenging.

The 84 pots at the 325kt Korba-II smelter ramped up and were capitalized from beginning of September. During the quarter, it produced 19,000 tonnes, of which 13,000 tonnes were under trial runs. We will further ramp up the smelter to full capacity subsequent to the commissioning of the 1,200 MW power plant, for which we are awaiting the final regulatory approvals.

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CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

Hot Metal cost at Jharsuguda I was 6% higher at Rs. 105,500 per tonnes (US$1,740) as compared to Rs. 99,700 (US$1,602) per tonne last year primarily on account of higher alumina and coal costs.

Hot Metal cost at Korba I was up 15% at Rs. 126,500 per tonne (US$2,089) compared to Rs. 109,800 per tonne (US$1,755) earlier, primarily on account of further tapering of linkage coal and higher alumina costs.

EBITDA for the quarter was higher at Rs. 581 crore yoy as well as sequentially, mainly due to higher LME prices (up 12%) and premiums of ~$475 per tonne (ingot ~$383). BALCO’s profitability was impacted by the higher coal costs and temporary power purchases as mentioned above.

We have also commenced the start up of the first phase of 50 pots of the 1.25 mtpa Jharsuguda II pot-lines, using surplus power from the 1,215 MW power plant.

In September 2014, the Supreme Court of India passed a judgment cancelling 214 coal block allocations since 1993, which included our coal block at BALCO. This block was at advanced stages of approvals but had not commenced mining. The company awaits further government action to deal with this matter. Rs. 45 crore expenditure towards the coal block has been written off and is reflected under “exceptional items”.

Projects:

Lanjigarh Refinery Expansion Project (1mtpa to 6mtpa): The Public Hearing was successfully conducted at Lanjigarh in July 2014. The Ministry of Environment and Forest’s Expert Advisory Committee meeting has been conducted during the quarter. The Environmental Clearance is expected in H2 FY2015, following which expansion will be undertaken in a phased manner.

Laterite Mines: The Government of Odisha has granted Prospecting Licenses (PLs) for three Laterite deposits. We will apply for Mining Lease (ML) and take Environmental Clearance following exploration.

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CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

Outlook

Production at Korba-II will ramp up beyond 84 pots consequent to the commencement of the 1200MW power plant and regularization of coal supply chain. The Jharsuguda-II smelter will ramp up to 50 pots with existing captive power. The 500kt Jharsuguda-I & 245kt Korba-I smelter will produce at existing capacity.

Coal: We are taking a number of steps to meet our coal requirements. We have replaced a large part of our purchases of e-auction coal with imported coal, where global seaborne prices have reduced substantially. We have increased our proportion of imported coal from less than 10% to 25-35%. We are concurrently pursuing with the government to get our coal linkage restored in view of deallocation of our coal block.

Power

	Q2			Q1	H1
Particulars (in million units)	FY2015	FY2014	% change YoY	FY2015	FY2015	FY2014	% change YoY
Total Power Sales	2,028	1,910	6%	2,599	4,627	5,087	(9%)
Jharsuguda 2400 MW	1,653	1,494	11%	2,154	3,807	4,098	(7%)
MALCO	204	221	(8%)	229	433	445	(3%)
HZL Wind Power	170	151	13%	146	316	313	1%
BALCO 270MW Power	1	44	(98%)	70	71	231	(69%)

Financials (in Rs. crore except as stated)
Revenue	789	793	(1%)	872	1,661	2,066	(20%)
EBITDA	259	286	(9%)	338	597	727	(18%)
Average Cost of Generation(Rs./unit)	2.27	2.35	(3%)	1.92	2.09	2.30	(9%)
Average Realization (Rs./unit)	3.53	3.77	(6%)	3.21	3.35	3.69	(9%)
Jharsuguda Cost of Generation (Rs./unit)	2.28	2.32	(2%)	1.75	1.98	2.25	(12%)
Jharsuguda Average Realization (Rs./unit)	3.24	3.47	(7%)	2.90	3.05	3.46	(12%)

The Jharsuguda 2,400MW power plant operated at a PLF of 38% in Q2, which was higher than Q2 FY2014 but lower than Q1 FY2015, largely due to operational issues with one of the four 600MW units, which has now been rectified. Power from the BALCO 270MW power plant was primarily used to ramp up 84 pots of the 325kt Korba-II smelter. MALCO operated at 85% PLF – lower than Q1 due to lower off take by Tamil Nadu Electricity Board given the higher seasonal availability of wind power in the state.

The first 660MW unit of the Talwandi Sabo power plant is currently under commissioning and its reliability run is expected to take place in Q3. During the quarter, unprecedented rainfall resulted in breach of an irrigation canal nearby and flooding of the plant premises, and we are implementing a durable solution to mitigate future incidences.

EBITDA in Q2 was 9% lower at Rs. 259 crore primarily due to lower realisation from the open access sales. Sequentially, EBITDA was lower due to one-time gain in Q1 of Rs 63 crore and higher coal costs, partially offset by the positive effect of better realisations from sales on the exchange.

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CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

Ports Business

In Q2 the company achieved 1.7 mn tonnes volume at the Vizag port as compared to 0.9 mn tonnes a year ago. EBITDA from the port business was Rs.14 crore. Compared to Q2 FY2014 it was higher by Rs.11 crore reflecting the increased volumes, but softening rates reflecting higher competition. The volumes continue to be impacted by shortage of railway rakes. After the effect of hurricane ‘Hudhud’, the operations are normalising, while critical equipment is undamaged.

Corporate

The Equity Share Buyback program of Cairn India commenced on 23 January 2014 and closed on 22 July 2014. Cairn India bought back 1.92% of its share capital during the period for a total consideration of Rs. 1,225.45 crores.

Update on Asarco

The company received the necessary approval from Reserve Bank of India for remittance of US$82.75 million to Asarco LLC in order to satisfy the Judgment of the US Bankruptcy Court. Subsequently, pursuant to a settlement agreement entered on Oct 17, 2014 between the parties, the Company has paid the approved amount to Asarco LLC and the parties have settled all their claims against each other in this matter. Accordingly, all pending appeals have been withdrawn by the parties, all enforcement actions have been terminated by Asarco LLC and the Turnover Order has been vacated by the US Bankruptcy Court. The Company had already recognized the Judgment amount of US$82.75 million as expense in FY2012.

With the aforesaid settlement, the matter pertaining to payment of dividend to eligible ADR holders has been resolved.

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CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

Annexure

Debt and Cash

(in Rs. Crore)

Company	30 September 2014			30 June 2014
	Debt	Cash & LI	Net Debt	Debt	Cash & LI	Net Debt
Sesa Sterlite Standalone	40,187	3,143	37,044	39,883	2,489	37,394
Zinc India	—	25,412	(25,412)	—	24,611	(24,611)
Zinc International	—	1,169	(1,169)	—	965	(965)
Cairn India	—	16,164	(16,164)	351	19,381	(19,030)
BALCO	5,309	28	5,281	5,079	31	5,048
Talwandi Sabo	5,840	9	5,831	5,303	15	5,288
Cairn acquisition SPV [1]	26,979	1,021	25,958	28,370	—	28,370
Others [2]	1,211	161	1,050	1,042	172	870
Sesa Sterlite Consolidated	79,526	47,107	32,419	80,028	47,664	32,364

1.	As on 30 September 2014, debt at Cairn acquisition SPV comprises Rs.10,474 crore of bank debt and Rs.16,505 crore of inter-company debt from Vedanta Resources Plc. The accrued interest of Rs. 107 crore on the inter-company debt as on 30 September 2014
2.	Others include MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, and Sesa Sterlite investment companies.

Debt Maturity Profile

(in Rs. Crore)

Particulars [1]	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2019 & Later	Total
Sesa Sterlite Standalone	5,184	2,690	3,187	4,928	6,539	5,161	27,689
Sesa Sterlite Subsidiaries	5,409	2,601	3,046	2,982	4,074	3,136	21,248

Total	10,593	5,291	6,233	7,911	10,612	8,297	48,937

¹	Maturity profile excludes working capital facilities of Rs.14,086 crore.

Debt numbers in the tables above are at book value

Note: Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to current period.

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CIN: L13209GA1965PLC000044

Unaudited Consolidated Results for the Second Quarter Ended 30 September 2014

For further information, please contact:

Communications Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations Sheetal Khanduja Associate General Manager – Investor Relations	Tel: +91 22 6646 1531 sesasterlite.ir@vedanta.co.in

About Sesa Sterlite Limited

Sesa Sterlite Limited (SSLT) is one of the world’s largest diversified natural resources companies, whose business primarily involves exploring and processing minerals and oil & gas. SSLT produces oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and has a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sustainability is at the core of SSLT’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

SSLT is a subsidiary of Vedanta Resources Plc, a London-listed company. SSLT is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

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CIN: L13209GA1965PLC000044